Exhibit I-3

(English Language Translation)

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

Notice of Share Exchange

June 6, 2011

To the Shareholders:

1-6-1 Roppongi, Minato-ku, Tokyo

SBI VeriTrans Co., Ltd.

Representative Director: Takashi Okita

Our Company hereby announces that at the board of directors meeting held on February 24, 2011, a resolution was passed to execute a share exchange effective August 1, 2011 whereby SBI Holdings, Inc. (head office: 1-6-1 Roppongi, Minato-ku, Tokyo) will become the wholly owning parent company of the Company.

This share exchange is conditioned on the passage of a resolution approving the proposal regarding the share exchange at the annual meeting of shareholders of our company to be convened on June 21, 2011.

End

I-3-1